Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Interview: Wall Street bets big on Robert Piconi’s Energy Vault

Posted By: Energy Storage Report October 15, 2021

BY BEN COOK

•	Energy Vault set for $1.6bn New York Stock Exchange listing

•	CEO Robert Piconi says public investors have chance to invest early

•	Company will now upscale in Australia, South Africa, Brazil and Chile

Everyone wants a piece of Energy Vault, the US-headquartered energy storage system provider.

And very soon, many may see their wish fulfilled. Last month it was announced that the company – which already counts Saudi Aramco, Adage Capital Partners and SoftBank Investment Advisers among its numerous investors – will list on the New York Stock Exchange (NYSE).

In order to facilitate the listing, it was revealed that Energy Vault would merge with Novus Capital Corporation II, a special purpose acquisition vehicle (SPAC), in a deal that values Energy Vault at around $1.6 billion.

Energy Vault’s ‘gravity energy storage’ systems harness the principles of gravity and kinetic energy to store and dispatch energy by lifting and lowering composite bricks or “mobile masses” made from recycled materials.

The technology was inspired by pumped hydro plants that rely on the power of gravity and the movement of water to store and discharge electricity.

It’s an innovation that got tongues wagging on Wall Street and culminated in the announcement of the SPAC deal. A SPAC, also known as a blank-check firm, is a shell company that raises money and trades on a stock exchange with the sole purpose of merging with a private company to take it public. Then the private firm takes the place of the SPAC on the stock market.

SPAC deals are speedier alternatives to traditional initial public offerings, partly due to the fact they allow startups going public to make business projections. Those aren’t allowed in IPOs.

Energy Storage Report spoke to Energy Vault CEO and co-founder Robert Piconi to find out why the company had taken the decision to list now, why it had gone down the SPAC route, and what he sees as the biggest commercial opportunities for his business.

Why list now?

Robert Piconi: We’ve had a lot of interest from five continents, a lot of different people are looking to solve this [energy storage] problem, whether it be pairing with renewables or to drive a 24/7 process. We were contacted directly by many of them last year, but it would not have been the right time for us to evaluate going public, given we were just proving our technology at scale, 5MW, and we were in the process of signing contracts. And then we had two announcements – with both Saudi Aramco [which took a stake in Energy Vault] and Enel Green Power [a deal in which Energy Vault will use recycled Enel wind blades in its storage system] – so we started to get traction and now we have eight agreements already executed for over $368 million and about 18 to 20 underway that we haven’t announced or are in the process of getting executed. At the beginning of this year, we started a series C process and we announced $100 million in August. Earlier this year, we were approached by one of our investor groups – who saw we were raising the series C to fund our next phase of growth – and they said ‘why don’t we work together on getting your next five years and your business plan fully funded?’

Why list via a SPAC?

RP: I was familiar with SPAC vehicles, we had been approached directly by many of them. We would have logically followed an IPO path, under a normal process, probably two years from now. But what was very interesting about it [a SPAC] was it gave us an opportunity to have access to capital and to fully fund our plan. It was a pretty unique circumstance where we could not only become a public company, which has benefits related to financing, but also be able to work with public utilities and get access to capital in a different way. In general companies and governments will look at us a little differently because of the higher standard of compliance, so they know that they’re dealing with a serious public company. It’s also a great opportunity for investors that typically wouldn’t be able to get a chance to buy in. Normally it’s the big VCs or the private equity funds that are making these investments. Now you have an opportunity where public investors can get in earlier than normal.

So how will this change Energy Vault?

RP: We’re going to be accelerating in some parts of the world that may have been more sequential in the evolution of the company. We’ve been clear about the United States, Europe and the Middle East, but what this type of balance sheet enables us to do is to address markets where there’s a lot of demand like Australia, for example, South Africa and some parts of South America, I’d say Brazil and Chile in particular there.

You’ve previously said you will invest in infrastructure partners, could you elaborate?

RP: This relates to local infrastructure for building out our system. Part of how we build these systems is we have a brick machine that manufactures composite blocks on site. We use soil, not concrete, for that. That’s better for the environment and it’s all local, so this minimises the greenhouse gases from transport. That requires local partnerships to manage some of that for us – that’s our only real capex so we don’t have to build out gigawatt battery factories, for example, to make cells that go into our solution. Our only capex really is these brick machines that are fairly inexpensive to build and then reuse – they move around regions of the world.

What supply chain investments will you make?

RP: We want to maximise the utilisation of recycled materials. Fundamental to our strategy is using materials that could otherwise be destined for landfills or would have to be disposed of. Many utilities, and IPPs like Enel Green Power, have a lot of wind that’s been built out around every ten years. To replace blades when they upgrade to a different type of turbines, they have to dispose of them, and that’s a big cost to them, but we can utilise that fibreglass. This is the other area of infrastructure support, not only do we want to do that for customers that have this liability, we want to integrate it into our supply chain regardless.

What do you see as the main commercial opportunities for Energy Vault?

RP: One is working with utilities on their time shifting, to where spikes in demand are in the early evening and in the early mornings. What’s unique about EVx, our product platform, is we can participate in the higher end of the shorter duration market – where lithium-ion plays – and the longer duration market because we don’t degrade over time. We were initially built for longer duration storage. With that platform, we treat what utilities are doing for this time shifting, as well as IPPs – I put them together because independent power companies basically are signing long-term agreements with utilities – that are building appointed solar and coupling storage. So those are two areas that you can expect to see us.

In which other sectors will Energy Vault be making a play?

RP: One is around industrial players that are trying to power their processes with 24/7 renewables. So for example, desalination plants, which are a massive industry, they can use solar during the day to power their four to six megawatt base load, but they have eight to ten hours at night when they need power and wind is not predictable, and solar, well, the sun goes down, so there’s many liquid steel desalination plants and industrial players that are trying to build out – whether off grid or in combination with the grid – a way to provide 24/7 power and there’s just not a lot of solutions out there that can do that. Meanwhile, the mining sector will be looking at building out solar with our storage, combined with an electrolyser, to make two things: green hydrogen and green ammonia. And in this way they can electrify their operations. A final area I’ll mention is around green fuels – one of our customers is a producer that’s making green jet fuel essentially through the biomass process and they’re using a combination of our storage with solar to power that process. So green fuels is another area that we’re supporting globally.

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the preliminary proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the preliminary proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders are also be able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the preliminary proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.